Writer's Direct Number	Writer's E-mail Address
212.756.2376	Eleazar.Klein@srz.com

February 8, 2021

VIA E-MAIL AND EDGAR

Mr. Joshua Shainess Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

Exxon Mobil Corporation

DFAN14A

Filed February 1, 2021 by

Engine No. 1 LLC; Engine No. 1 LP; Engine No. 1 NY LLC; Christopher James; Charles Penner; Gregory J. Goff; Kaisa Hietala; Alexander Karsner; and Anders Runevad

File No. 001-02256

Dear Mr. Shainess:

On behalf of Engine No. 1 LLC and its affiliates (collectively, "Engine No. 1 ") and the other filing persons (together with Engine No. 1, the "Filing Persons") we are responding to your letter dated February 2, 2021 (the "SEC Comment Letter") in connection with the DFAN14A filed on February 1, 2021 (the "February 1 DFAN14A") with respect to Exxon Mobil Corporation ("ExxonMobil" or the "Company").

For your convenience, the comment of the staff (the "Staff") of the Securities and Exchange Commission is restated below in italics, with our response following it.

We note the inclusion of materials published by third parties in your soliciting materials in reliance on Rule 14a-12(c)(2), including direct quotes indicating the authors' view that Engine No. 1's campaign can or will succeed. Please refrain from using language forecasting the results of the solicitation. Alternatively, provide us with your analysis as to how Engine No. 1's use of such statements in its soliciting materials is consistent with Rule 14a-9. Refer to Note d to Rule 14a-9.

We respect the Staff's concern and, based on the below analysis, the Filing Persons believe they are in full compliance with Rule 14a-9, and Note (d) in particular, but, out of deference to the Staff, the Filing Persons note at the end of this letter certain action the Filing Persons will take with respect to future filings, as applicable.

Mr. Shainess Page 2 February 8, 2021

Rule 14a-9 states, in relevant part, that, in the context of a proxy solicitation, participants in such proxy solicitation shall refrain from making "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact. [. . .]" Rule 14a-9 further requires filing parties to have a factual foundation for statements1 and a reasonable factual basis for opinions or beliefs expressed by a filing party.2

While Note (d) to Rule 14a-9 provides that "Claims made prior to a meeting regarding the results of a solicitation" is an "example" of what, "depending upon particular facts and circumstances, may be misleading" (emphasis added) under Rule 14a-9, the materials published by third parties that were filed on the February 1 DFAN14A provide a reasonable factual basis for the opinion that Engine No. 1 has a "good chance" to succeed in its campaign. Moreover, such a statement, along with related statements, are mere "exclamation[s] of confidence" that do not broadcast the "results of a solicitation."3 Accordingly, the Filing Persons do not believe such statements fall within the ambit of Note (d)'s restriction nor do the Filing Persons believe such statements are materially misleading under Rule 14a-9.

The Filing Persons believe that the Staff's comment is directed at the Harvard Business Review article—"Can a Tiny Hedge Fund Push ExxonMobil Towards Sustainability" (the "Article"). In the Article, the authors state "we think" Engine No. 1 has a "good chance" to "succeed with its campaign" and that it has a "good chance to prevail." The authors immediately support this statement with "three reasons" that are detailed over the course of five paragraphs and that includes analyses of the Company's financial performance, Engine No. 1's recommendations for strategic change at the Company, the strength of Engine No. 1's nominees to the board of directors at the Company, and the composition and relative ownership of the Company's shareholder base. For those reasons, the statement of opinion at issue is strongly supported by a reasonable factual basis as required by Rule 14a-9.

Furthermore, as noted above, the statements in question were at most opinions regarding a possible outcome. As such, the expressed opinion is even less definitive than a prediction of victory, which multiple federal courts have found not to violate Rule 14a-9. Indeed, federal case law on Rule 14a-9 Note (d) "supports the position that predictions regarding the results of a solicitation are not materially misleading or otherwise actionable under rule 14a-9." Management Assistance Inc. v. Edelman, 584 F. Supp. 1016, 1020 (S.D.N.Y. 1984).  The Court noted:

________________________

1 See comment 4 of the Staff Comment Letter dated February 3, 2006 to Icahn Partners (regarding Time Warner Inc.) SEC File No. 001-15062 (uploaded to EDGAR February 10, 2006).

2 See comment 2 of the Staff Comment Letter dated January 12, 2006 to The Committee to Restore Stockholder Value, regarding Competitive Technologies, Inc.

3 See Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 960 (S.D.N.Y.), aff'd in part and rev'd in part on other grounds, 584 F.2d 1195 (2d Cir. 1978).

Mr. Shainess Page 3 February 8, 2021

In Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 960 (S.D.N.Y.), aff'd in part and rev'd in part on other grounds, 584 F.2d 1195 (2d Cir. 1978), Judge MacMahon found that a prediction of victory made at a press conference was "an expectable exclamation of confidence that would not divert a reasonable shareholder from the task of coolly determining how best to vote his shares in light of the opposing platforms." The judge distinguished claims of sure victory as potential violations of the rule. The court in Jewelcor Incorporated v. Pearlman, 397 F. Supp. 221, 242, 249 (S.D.N.Y. 1975), went even further, ruling that a statement made by a proxy soliciting firm that 61 percent of the shareholders had voted for a proposal, when in fact no vote had been taken, was insufficient to establish a violation of section 14(a) and was not materially misleading. The statement allegedly made by [the defendant] does not claim a present victory; it merely predicts what the results will be sometime in the future.

The statement alleged by defendants' is distinguishable from the statement made in Gould v. American Hawaiian Steamship Company, 331 F. Supp. 981, 990-92 (D.Del. 1971), that 64 percent of the shareholders were contractually committed to vote in the defendants' favor. The court in that case found that the statement falsely created the impression that the election was a forgone conclusion, causing the average shareholder not to bother to give the proxy statement careful consideration. That statement was actionable under the rule. The statement alleged here creates no such impression. It states that the management group will win, but does not suggest that management must win. Thus, it is not a claim regarding the results of a solicitation and is not proscribed by rule 14a-9.

The statements made by the authors in the Article did not suggest that the Filing Persons must win nor did they claim a present victory. They were simple expressions of a potential outcome based on the authors' analyses of Engine No. 1's campaign. Nevertheless, to eliminate any potential concern that the Staff may have, the Filing Persons intend to include, as an endnote or disclaimer to future filings that contain reproductions of articles predicting success or a positive outcome for the Filing Persons, a statement that, in effect, explains that Engine No. 1 does not intend to make claims regarding the results of its proxy solicitation and is not adopting any third-party author's claims in respect of a likely outcome of Engine No. 1's proxy solicitation, as the results of any proxy solicitation will not be known before the 2021 annual meeting of shareholders of the Company.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein